

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4561

November 25, 2008

James C. Fields, President and CEO
LocatePLUS Holdings Corporation
100 Cummings Center
Suite 235M
Beverly, MA 01915

> **Re: LocatePLUS Holdings Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 18, 2008**
> **File No. 000-49957**

Dear Mr. Fields:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 1, page 4

1.   Please clarify your disclosure to prominently state that this proposal is effectively a proposal to remove Mr. Fields, Mr. Latorella and Ms. Benjani as directors, and to replace them with Mr. Murphy, Mr. Ahern and Mr. Isaac. Please also confirm your analysis that this removal is consistent with Delaware law and your organizational documents.

2.   We note that the two directors elected by the board on October 2, 2008, as well as two of the director nominees that you are proposing to add to the board were among the slate of director nominees proposed by the shareholder group in connection with the company's recent proxy contest. We note further that all of the company's nominees,

and none of the shareholders' nominees, were elected to the board at the annual shareholder meeting held on September 15, 2008, according to your Form 8-K filed on September 30, 2008. In light of the foregoing, please expand the disclosure in your proxy statement to clarify the circumstances pursuant to which your board determined to change its composition to add certain of the nominees proposed by the shareholder group in the proxy contest.

Proposal No. 2, page 11

3.   In the heading of this section and elsewhere in your filing, you indicate that you are proposing to increase the number of authorized shares of common stock from 25,000,000 to 50,000,000. In the first sentence of the first full paragraph on page 11, however, you state that you are proposing to increase the number of shares of common stock to 100,000,000. Please revise to correct this inconsistency.

4.   You disclose that you are proposing to increase the number of authorized shares of common stock in order to have sufficient shares available to allow YA Global to convert its debt into equity pursuant to the terms of the debt. Please tell us whether you have any other plans, proposals or arrangements for the issuance of the shares that will result from the proposed increase in authorized shares of common stock. If you have no other such plans, proposals or arrangements, please make a statement to that effect in your filing.

5.   Please refer to Securities Exchange Act Release No. 34-15230 and discuss the possible anti-takeover effects of the proposed increase in authorized shares of common stock. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking to obtain control of the company.

Additional Proposals, page 12

6.   You are asking your shareholders to provide written consent to ratify all actions taken by your board of directors and officers since October 31, 2008, and to authorize the officers to do all such acts that may be necessary or appropriate to carry out the foregoing. We note that these items are currently presented in a single proposal both in the body of the filing and in the form of written consent. Please expand the disclosure in your filing to describe with greater specificity the actions taken by the board and officers for which you are seeking shareholder ratification. In addition, please ensure that your proxy statement identifies clearly and impartially each separate matter to be acted upon, and that your form of written consent provides separate boxes for shareholders to specify a choice among approval, disapproval or abstention with respect to each such proposal. In the event that you conclude that it is not necessary to present separately any of the actions taken by the board or officers since October 31,

2008, please tell us why. Refer to Rules 14a-4(a)(3) and 14a-4(b)(1) under the Securities Exchange Act of 1934.

<u>Incorporation by Reference, page 13</u>

7.   Your proxy statement currently incorporates by reference your financial statements and management's discussion and analysis from your Form 10-KSB for the period ended December 31, 2007, and from your Form 10-Q for the period ended March 31, 2008. Please update this section to incorporate applicable portions of (i) the amendments to your Form 10-KSB for the year ended December 31, 2007, filed on September 25, 2008, and November 13, 2008, respectively, and (ii) your Form 10-Q for the period ended September 30, 2008, filed on November 17, 2008. Alternatively, advise why you believe it is unnecessary to incorporate these filings by reference into your proxy statement.

***

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (617) 227-3709
        Geoffrey T. Chalmers, Esq.